Mail Stop 4561

June 3, 2008

By U.S. Mail and Facsimile to: (828) 496-2010

Kirby A. Tyndall
Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Bank of Granite Corporation
P.O. Box 128
Granite Falls, NC 28630

> **Re:** **Bank of Granite Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2008**
> **File No. 000-15956**

Dear Mr. Tyndall:

      We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation

Loans, page 28

1.   We refer to the second paragraph on page 28 that states commercial loans, consumer loans and real estate mortgage loans totaling $766 million depend on

repayment from the ongoing cash flow of the business or the individual borrower. Please tell us and revise future filings to state the following:

- Describe the nature and extent of the Company's recourse to the underlying collateral of these loans.

- For loans with limited or no recourse, state how the Company mitigates its credit risk exposure with respect to these higher credit risk loans.

2.   We refer to the second paragraph on page 31 that states most of the $64 million of bank loans deemed to be impaired in 2007 were working capital loans to commercial customers in the Catawba Valley area.   Please tell us and in future filings provide the following information:

- Disclose in the 5-year loan table on page 28 the dollar amount of working capital loans outstanding for each year and state in a note to the 5-year nonperforming assets table the portion of non-accrual loans that are non-performing working capital loans or similar unsecured high risk credit loans.

- Describe the credit risk characteristics of the working capital loans, including whether they were secured or unsecured and the expected source of repayment for these loans.

- Tell us why MD&A in the 2007 Form 10-K and interim filings did not discuss the higher credit risk characteristics of these working capital loans and any significant collectibility concerns considering:

  o The material impact of these nonperforming working capital loans on the Company's operations and liquidity in 2007.

  o The geographic concentration of these loans in the Catawba Valley whose weak economy continued to impact the Company's loan losses since 2005. Refer to MD&A, Results of Operations, 2006 to 2005, on page 20.

3.   We refer to the five year table of impaired loans on page 29 that shows the Company had impaired loans in 2007 and 2006 of $27 million and $15.5 million, with a related allowance for loan losses of $3 million and $3.9 million, respectively. Please tell us and discuss in future filings the credit risk factors the Company considered with respect to the $900,000 decrease in the allowance for loan losses in 2007. Consider in your response any changes in the loan composition and credit risk characteristics of the impaired loans in 2007 as compared to 2006 including the nature and extent of recourse to the underlying

collateral. Discuss your methodology employed in determining the allowance for loan losses amounts.

Provision and Allowance for losses, page 30

4.   We refer to the third paragraph on page 30 that states the predominant measure for recognizing impairment on large commercial loans is the evaluation of the fair value of the underlying collateral. Please tell us and disclose in future filings the following:

- State the extent to which the Company is using recently updated appraisals to determine the fair value of the collateral.   If you do not use recent appraisals, please explain how the approximate fair value of the collateral is measured in order to determine if there is an impairment to large commercial loans.

- Consider in your response that for the first quarter of 2008 all impaired loans were considered to be Level 3 measurements under SFAS 157 in which appraised value is not available or is not current. Refer to Note 7, Adoption of Financial Accounting Standard Number 157 on page 15 of the Form 10-Q for the period ended March 31, 2008.

5.   We refer to the second paragraph on page 31 that states most of the $64 million of bank loans that were deemed impaired were working capital loans to commercial customers in the Catawba Valley market area. We note the "Results of Operations, 2006 Compared to 2005" section on page 19 states that the provision for loan loss increased 23.5% in 2006 compared to 2005 due to a prolonged recession that increased nonperforming loans in your Catawba Valley market area. Please tell us and provide the following disclosure in future filings:

- Based on the increased risk characteristics of the loans from the Catawba Valley area since 2006, please state what credit risk assessment and collateral valuation methods were used by the Company to determine that material impairment to loans in this geographical area were analyzed and recorded on a timely basis.

- Disclose the total amount of secured and unsecured working capital loans in 2007 and 2006 that were impaired and the impact of the valuation of the underlying collateral on the recorded loss.

6.   We refer to the fourth paragraph on page 31 regarding the Company's review of their allowance for loan loss methodology during the third quarter of 2007 which resulted, among other changes, in the implementation of more effective SFAS 114 impairment analysis procedures. Please tell us and discuss in future filings the following:

- Explain what were the specific changes implemented with your SFAS 114 impairment analysis procedures that made them more effective.

- Tell us why the changes in the allowance for loan loss methodology did not have a significant effect on the third quarter loan loss provision considering you state that impaired loan identification was one of the significant factors in determining the third quarter loss provision.

7. We refer to the last paragraph on page 31 that states the Company believed it prudent to charge operations for $55.1 million in 2007 due to continued high levels of nonperforming loans resulting from the continued local weak economy in the Catawba Valley and <u>other factors</u>. Please tell us and describe in future filing the nature of these <u>other factors</u> or cross reference to disclosure elsewhere.

8. We refer to the five-year table of changes in the allowance for loans losses on page 32 that shows charge-offs related to asset-based lending loans for $7.4 million in 2007. Please tell us and discuss in future filings the following:

- State why you have included a separate line item for this type of loan in the table of changes in the allowance for loan losses.

- If material, separately disclose this type of loan in the 5-year loan table on page 28 and discuss their credit risk characteristics.

9. We refer to the table of changes in the allowance for loan losses on page 32 that shows real estate and commercial loans charged off in 2007 totaled $45.8 million, a 918% increase as compared to $4.5 million of charge-offs in 2006. Please tell us and disclose in future filings the following information:

- The extent to which these impaired loans were collateralized, the nature of the collateral and the gain or loss on sale of the collateral. Refer to the $728,000 loss on sale of other real estate in 2007 in the Consolidated Statement of Cash Flows on page 44.

- Provide a roll-forward table for the repossessed properties stated in the 5-year table of nonperforming assets on page 28 that shows how the Company recorded the transfer in of any underlying collateral of the $45.8 million of real estate and commercial loans charged off and the transfer out due to subsequent sales.

Financial Statements for the period ended December 31, 2007

Note 1, Summary of Significant Accounting Policies, Goodwill and Other Intangibles, page 46

10.   We refer to the statement that the Company completed its impairment test in 2007 for the $10.8 million of goodwill recognized with respect to the acquisition of First Commerce in 2003 and determined that no impairment had occurred. Please tell us and discuss in future filings the basis for the Company's conclusion that goodwill related to the First Commerce acquisition has not been impaired under paragraph 28 of SFAS 142 taking into consideration the following factors:

- The pre-tax net loss of $26.5 million incurred in 2007 considering the $55 million provision for loan losses exceeded net interest income of $53 million.

- The negative return on average assets and average equity of 1.27% and 10.95% during 2007 as stated in the Performance Ratios section of the "Selected Financial Data" on page 13.

Note 15, Regulation and Regulatory Restrictions, page 64

11.   Describe for us any agreements or understandings, written or oral, with any of your regulatory agencies or their representatives.

Note 16, Adoption of Staff Accounting Bulletin Number 108, page 65

12.   We note the Company elected to use the cumulative effect transition method in 2006 and recorded a SAB 108 adjustment as of January 1, 2006 for $1.8 million regarding cash dividends that were previously recorded on a cash basis. Please tell us why the Company evaluated this error under the roll-over method to conclude that it was immaterial considering SAB 108 requires a "dual approach" which requires quantification and evaluation of each error under both the iron curtain and roll-over methods.

Management's Annual Report on Internal Control over Financial Reporting, page 72

13.   We refer to the conclusion by management that internal controls over financial reporting as of December 31, 2007 were not effective and to the description of material weaknesses identified by management related to the design and enforcement of policies for lending authority and for monitoring controls used to identify problem loans and quantify their risk. Please tell us the following with respect to these material weaknesses discovered in 2007:

- Tell us if these material weaknesses in internal control were related specifically to the Company's internal control over financial reporting for the year ended December 31, 2007 or if they existed in prior fiscal years.

- Assuming the material weakness noted also existed in the internal controls over financial reporting in prior fiscal years, please tell us why management was not able to detect them during prior reviews of their internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act.

14.   Please tell us the following information related to the material weakness related to lending practices stated in the fourth paragraph of the report:

- What were the specific lending practices that contributed to characterizing loans as performing when they in fact were not and the remediation plan implemented to provide reasonable assurance that this material weakness will not recur in future fiscal periods.

- What were the specific internal control remedies implemented in 2007 to reasonably assure that the payment and impairment status of a portfolio of asset-based lending loans is adequately evaluated on a timely basis.

Remediation Plan, page 73

15.   We note the statement in the second bullet point that you have implemented "other monitoring procedures" that have improved the loan underwriting process. Please tell us and disclose in future filings the nature and extent of these other monitoring procedures that have improved the loan underwriting process.

16.   We note you state in the third bullet point that as part of your remediation plan you have developed a "more effective process" for estimating the allowance for loan losses. Please tell us and discuss in future filings the nature of the specific changes made to your loan loss methodology and why you consider they will result in a more effective process for estimating the allowance for loan losses.

17.   We refer to your statements that the Company is actively monitoring its remediation efforts; it cannot be certain as to whether it will be effective or the time it will take to fully implement the remediation plan will be sufficient to eliminate the material weaknesses. In light of the ongoing nature of the remediation plan, please include in future annual and interim filings for fiscal 2008 the following information:

- An update with respect to the implementation status of the remediation plan including a summary of the changes implemented and determined to be

effective and the changes that continue pending implementation under the
Plan.

- We note the "Remediation Plan" section on page 34 of the March 31 2008
  Form 10-Q does not provide an update regarding the Company's progress in
  implementing the remediation plan.

Exhibits 31.1 and 31.2
Section 302 Certifications

18.   We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits
       31.1 and 31.2 to the Form 10-K contain modifications of the exact form of
       certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the
       certifications include references to the "annual report" rather than referring to
       only the "report" and certain language in parentheses in the form has been
       omitted. In future filings, please ensure that the certifications are in the exact
       form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise
       indicated in Commission statements or staff interpretations.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Annual Bonus, page 14

19.   In future filings, with respect to annual bonus awards, please disclose and discuss
       the specific performance targets relating to earnings per share, loan growth,
       deposit growth, return on average equity and loan loss provisions and how the
       company's bonus awards are structured around such performance goals in
       accordance with Item 402(b)(2)(v)-(vi) of Regulation S-K. If you did not disclose
       the performance targets because you determined that they were confidential due
       to the potential for competitive harm to the Company, as contemplated by
       Instruction 4 to Item 402(b) of Regulation S-K, provide us with your
       confidentiality analysis supplementally and include detailed disclosure analyzing
       the level of difficulty necessary to reach each of the targets contemplated by the
       Instruction. For more information on the confidentiality of targets, please refer to
       the report of the Commission Staff regarding executive compensation disclosure,
       released October 9, 2007.

Summary Compensation Table, page 18

20.   In future filings, please include a footnote to the "Option Awards" column
       disclosing all assumptions made in the valuation of such awards. Refer to the
       Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Transactions with Officers and Directors, page 28

21.	In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to persons not related to the lender. Also, avoid qualifying the representations by including terms like "in the opinion of our management."

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel